ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 3, 2013

VIA EDGAR

VIA EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Registration Statement on Form S-1

File No. 333-188903

Attn:	Jay Williamson

Dear Sir:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR and via email the following information that was requested by the Staff on a phone call on June 3, 2013 relating to the Company’s Registration Statement on Form S-1, File No. 333-188903 (the “Registration Statement”).

On April 11, 2013, the Company announced the April 10, 2013 acquisition of Kidsunlimited Group Limited (“Kidsunlimited”), an operator of nurseries in the United Kingdom. Item 11(e) of Form S-1 requires that the Company include in the Registration Statement any financial information required by Rule 3-05 and Article 11 of Regulation S-X. Rule 3-05(b)(4)(i)(B) permits registration statements not subject to Rule 419, such as the Registration Statement, to omit the financial statements of an acquired business if (i) the acquired business does not exceed any of the conditions of significance in the definition of “significant subsidiary” in Rule 1-02 at the 50 percent level and (ii) the date of the final prospectus relating to the offering in question is no more than 74 days after the consummation of the business combination (in this case, on June 23, 2013) and the financial statements have not previously been filed by the registrant.

Because the Company believes that it satisfies all of the conditions specified in Rule 3-05(b)(4)(i)(B) of Regulation S-X, as described in further detail below, the Company has determined that the financial statements of Kidsunlimited are not currently required to be included in the Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

June 3, 2013

1. Based upon the Company’s calculations derived from the Company’s and the Kidsunlimited financial statements, the Kidsunlimited acquisition is significant below 50 percent under each of the conditions specified in the definition of “Significant Subsidiary” in Rule 1-02:

•

Rule 1-02(w)(1) – “The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 50 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 50 percent of its total common shares outstanding at the date the combination is initiated).”

Investment of the Company in Kidsunlimited:	$70,909,000	[1]
Consolidated total assets of the Company as of December 31, 2012:	$1,913,632,000
Percentage represented by investment of the Company in Kidsunlimited:	3.7%

•

Rule 1-02(w)(2) – “The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 50 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.”

The Company’s proportionate share of total assets of Kidsunlimited as of April 30, 2012 (US GAAP):	$102,680,000
Consolidated total assets of the Company as of December 31, 2012:	$1,913,632,000
Percentage represented by the Company’s proportionate share of total assets of Kidsunlimited:	5.4%

•	Rule 1-02(w)(3) – “The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative

[1]	Represents the cash purchase price of £45 million, converted to dollars, plus acquisition costs.

Division of Corporation Finance

Securities and Exchange Commission

June 3, 2013

effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 50 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.”

The Company’s equity in Kidsunlimited’s loss before taxes for its fiscal year ended April 30, 2012 (US GAAP):	$(3,208,000)
Consolidated income before taxes of the Company for the year ended December 31, 2012 (exclusive of amounts attributable to non-controlling interest)	$11,174,000 [2]
Percentage represented by the Company’s equity in Kidsunlimited’s income before taxes:	28.7%

Because under the pre tax income test described in Rule 1-02(w)(3), the acquisition of Kidsunlimited satisfies the condition at 29%, but less than 50%, the Company intends to file the financial statements required by Rule 3-05(b)(2)(ii) on or prior to June 24, 2013 in accordance with the requirements of Rule 3-05(b)(4)(ii).

2. The Company anticipates that the date of the final prospectus related to the proposed public offering contemplated by the Registration Statement will be on or prior to June 23, 2013:

Based upon discussions to date with the Company’s financial advisors, the Company believes that the date of the final prospectus related to the proposed public offering will be on or prior to June 23, 2013, as required by Rule 3-05(b)(4)(i)(B). In the event that the proposed public offering is delayed such that the final prospectus will not be dated on or prior to June 23,

[2]

Reconciliation of consolidated income before income taxes of the Company, exclusive of amounts attributable to non-controlling interest:
Consolidated income before income taxes	$11,752
Less: income before income taxes attributable to non-controlling interest included in income before income taxes (a)	(578)

Income before income taxes, exclusive of amounts attributable to non-controlling interest	$11,174

(a)Net income attributable to non-controlling interest:
Income before income taxes attributable to non-controlling interest included in consolidated income before income taxes	$578
Less: income taxes associated with income before income taxes of non-controlling interest	(231)

Net income attributable to non-controlling interest	$347

Division of Corporation Finance

Securities and Exchange Commission

June 3, 2013

2013, the Company undertakes to file an amendment to the Registration Statement to include the financial information relating to the acquisition of Kidsunlimited that would be required by Item 11(e) of Form S-1 and Rules 3-05 and Article 11 of Regulation S-X.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus
cc:	David Lissy

Elizabeth Boland

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